17009179

SEC
SEC
Mail Processing
Section
MAR 01 2017
Washington DC
406

SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Antarctica Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Brickell Ave.
(No. and Street)

Miami (City) — Florida (State) — 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman — 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP
(Name - *if individual, state last, first, middle name*)

396 Alhambra Circle (Address) — Coral Gables (City) — Florida (State) — 33134 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ignacio Kleiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Antarctica Advisors, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

2/27/17

Notary Public

REBECCA MALKA
MY COMMISSION # FF 246118
EXPIRES: October 28, 2019
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☑ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Antarctica Advisors, LLC
Index
December 31, 2016

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Antarctica Advisors, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Antarctica Advisors, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Antarctica Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Antarctica Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of Antarctica Advisors, LLC's financial statements. This supplemental information is the responsibility of Antarctica Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information.

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

In forming our opinion on the supplementary information, we evaluated whether the supplemental information, including its form and content, are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

HLB Gravier, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 27, 2017

Antarctica Advisors, LLC
Statement of Financial Condition
December 31, 2016

ASSETS		
CURRENT ASSETS		
Cash	$	835,869
Accounts receivable		90,000
Prepaid expense		5,279
Other Assets		9,379
TOTAL CURRENT ASSETS		940,527
Furniture and Equipment, net		2,527
TOTAL ASSETS	**$**	**943,054**
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	45,427
Commissions payable		287,000
TOTAL LIABILITIES		332,427
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY:		
Member's Equity		610,627
TOTAL MEMBER'S EQUITY		610,627
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**943,054**

The accompanying notes are an integral part of these financial statements.

Antarctica Advisors, LLC
Statement of Operations
For the Year Ended December 31, 2016

	2016
REVENUES:	
M&A Advisory Fees	$ 2,659,811
Private Placement Fees	1,345,000
Interest Income	118
NET REVENUES	4,004,929
EXPENSES:	
Compensation and related expenses	776,743
Occupancy	41,919
Professional fees	219,380
Communications	14,769
Regulatory fees	12,329
Travel	15,988
Dues and subscriptions	9,788
Depreciation expense	1,532
Other operating expenses	29,054
TOTAL EXPENSES	1,121,502
NET INCOME	**$ 2,883,427**

The accompanying notes are an integral part of these financial statements.

Antarctica Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

	Member's Equity
Balance January 1, 2016	$ 359,000
Distributions	(2,631,800)
Net income	2,883,427
Balance December 31, 2016	**$ 610,627**

The accompanying notes are an integral part of these financial statements.

Antarctica Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

	2016
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,883,427
Depreciation	1,532
Changes in operating assets and liabilities:	
Accounts Receivable	(80,000)
Prepaid expenses	254
Other assets	6,032
Accounts payable and accrued expenses	723
Commissions payable	(181,000)
TOTAL ADJUSTMENTS	(252,459)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,630,968
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(2,631,800)
NET CASH USED IN FINANCING ACTIVITIES	(2,631,800)
NET DECREASE IN CASH	(832)
CASH AT BEGINNING OF YEAR	836,701
CASH AT END OF YEAR	**$ 835,869**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash payments for interest	$ -
Cash paid (received) during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

Antarctica Advisors, LLC. ("the Company") is a Florida limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") approved on February 12, 2014. The Company is indirectly owned by certain corporations and individuals, including certain members of its senior management. The Company's operations consist of Mergers and Acquisitions advisory activities specializing in the global food industry along with Private Placement of investors under the EB-5 Immigrant Investor Program.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows and Concentrations

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31,2016 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Revenue Recognition

Advisory fees include fees earned from placement agent and advisory services. Fees received from advisory services are recorded as M&A Advisory Fees and placement agent fees for EB-5 related business as Private Placement Fees. The Company recognizes advisory fees by engagement as monthly nonrefundable retainers and success fees when transactions are consummated. The Company recognizes placement agent fee revenue when capital is raised.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2016, there was no allowance for doubtful accounts.

Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Member. Tax years that remain subject to a U.S. Federal Income Tax examination are 2014, 2015 and 2016. There is no interest or penalties recognized in the statement of operations.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 27, 2017, which is the date the financial statements were available to be issued. The Company entered into an eighteen month lease agreement for new office space amounting to $76,860 beginning March 1, 2017. One of the Company's partners has filed a New Membership Application with FINRA. In the event FINRA approves the application, the Company anticipates the current private placement engagements will be assigned to that entity.

3. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. There are no matters as of December 31, 2016.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016 the Company had net capital of $494,998 which was $472,836 in excess of its required net capital of $22,162. The Company's ratio of aggregate indebtedness to net capital was 0.67 to 1 as of December 31, 2016.

5. RELATED PARTY TRANSACTIONS

On February 17, 2016, the Company renewed their lease agreement for one year with Brickell Executive Offices, a company indirectly related to Patagonia Financial Holdings LLC ("PFH"), for a monthly base rent fee of $3,200 which amounted to approximately $35,200 at December 31, 2016.

On March 4, 2014, the Company engaged Leo Atlas Corp to provide administrative support services to the Company. In 2016 the Company paid in total $119,985 to Leo Atlas Corp.

5. RELATED PARTY TRANSACTIONS (CONTINUED)

Leo Atlas Corp is wholly owned and operated by Ms. Kiley Larson, who is the spouse of one of the Company's Registered Representative, Mr. Birgir Brynjolfsson.

On July 30, 2015 the Company entered into an engagement letter to provide private placement services to Orlando Soccer Investors LLC ("OSI"), an entity under common ownership with the Company. OSI is indirectly owned by Mr. Gonzalo Lopez Jordan and Mr. Santiago Steed. Mr. Lopez Jordan and Mr. Steed indirectly own PFH. Pursuant to the engagement letter Antarctica will use its commercially reasonable efforts to obtain commitments from investors and will also assist OSI on issues such as structure, price and other terms or conditions of the private placement. In consideration for these services, OSI agreed to pay the Company a placement fee of 9% of the principal amount of the interests placed with investors. The placement fee is payable to the Company at the end of each month during which investors have invested in OSI. For the year ended December 31, 2016, Antarctica has placed twenty nine (29) investors into OSI for which it earned fees of $1,305,000 and incurred related commissions expenses of $522,000.

On June 30, 2016 the Company entered into an engagement letter to provide private placement services to Midtown Miami Investors LLC ("MMI"), an entity under common ownership with the Company. MMI is indirectly owned by Mr. Gonzalo Lopez Jordan and Mr. Santiago Steed. Mr. Lopez Jordan and Mr. Steed indirectly own PFH. Pursuant to the engagement letter Antarctica will use its commercially reasonable efforts to obtain commitments from investors and will also assist MMI on issues such as structure, price and other terms or conditions of the private placement. In consideration for these services, MMI agreed to pay the Company a placement fee of 8% of the principal amount of the interests placed with investors. The placement fee is payable to the Company at the end of each month during which investors have invested in MMI. As of December 31, 2016, Antarctica has placed one (1) investor into MMI for which it earned fees of $40,000.

6. REVENUE AND RISK CONCENTRATION

The Company had two clients which provided 33% and 40% respectively, of the $4,004,929 revenue generated in 2016. The Company had accounts receivables with one client which provided 10% of the $943,054 of assets as of December 31, 2016.

7. COMPUTER AND EQUIPMENT

Computer and equipment at December 31, 2016 consisted of the following:

Computer and equipment	4,596
Less: Accumulated depreciation	(2,069)
	$ 2,527

Based on their estimated useful life, computer and equipment is calculated over 3 years.

Depreciation expense was $1,532 for the year ended December 31, 2016.

Supplemental Schedule

Antarctica Advisors, LLC
Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

CREDITS:	
Member's equity	$ 610,627
DEBITS:	
Accounts receivable	90,000
Prepaid expenses	5,279
Other Assets	11,906
TOTAL DEBITS	107,185
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	503,442
HAIRCUTS:	
Money Market	8,405
Foreign Currency	39
	8,444
NET CAPITAL	494,998
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $22,162 OR $5,000, WHICHEVER IS GREATER	22,162
EXCESS NET CAPITAL	**$ 472,836**
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	332,427
TOTAL AGGREGATE INDEBTEDNESS	**$ 332,427**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.67 to 1**

There are no material differences between the Company's computation of the net capital presented above and the Company's amended Form X-17a-5, Part IIA as of December 31, 2016, as filed.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Antarctica Advisors, LLC
Miami, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Antarctica Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Antarctica Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (exemption provision pursuant to paragraph (k)(2)(i)) (the "exemption provisions") and (2) Antarctica Advisors, LLC stated that Antarctica Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Antarctica Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Antarctica Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gravier, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 27, 2017

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

Exemption Report

We as members of management of Antarctica Advisors, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*) and (2) we met the identified exemption provisions from January 1, 2016 to December 31, 2016 without exception.

Antarctica Advisors, LLC

I, Ignacio Kleiman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: CEO

Date: February 27, 2017